Credit and Asset
                        Repackaging Vehicle Corporation
                                85 Broad Street
                               New York, NY 10004



                                                  July 9, 2001




Securities and Exchange Commission,
   450 Fifth Street, N.W.,
      Washington, DC  20549.

          Re:  Credit and Asset Repackaging Vehicle Corporation
               Accession Number: 0000950123-01-504105
               Filing Date: July 3, 2001
               ------------------------------------------------

Ladies and Gentlemen:

          Reference is hereby made to the above referenced filing of a Registration Statement on Form S-3 (the "Registration Statement") by Credit and Asset Repackaging Vehicle Corporation (the "Registrant") with the Securities and Exchange Commission. Pursuant to Rule 473(c) under the Securities Act of 1933, as amended, the Registrant hereby amends the facing page of the Registration Statement to include the following provision:

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                                                  Credit and Asset Repackaging
                                                  Vehicle Corporation


                                                  By: /s/ Arthur Rubin
                                                      --------------------------
                                                      Arthur Rubin
                                                      Chief Financial Officer
                                                        and Treasurer